Exhibit 1.1

PRESS RELEASE

Magic Reports Another Year of Record-Breaking Revenue and Operating Results

Annual revenues for 2015 reached a record-breaking $176 million; Non-GAAP operating income for the year reached a record-breaking $27.2 million

Or Yehuda, Israel, February 17, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the fourth quarter and full year ended December 31, 2015.

Financial Highlights for the Fourth Quarter, 2015

•	Revenues for the fourth quarter increased 13% year over year to a record-breaking $47.9 million compared to $42.5 million in the same period last year. Revenues were negatively impacted by the devaluation of the Euro and Japanese Yen against the U.S. Dollar by 13% and 6% respectively. On a constant currency basis, excluding the negative impact from the erosion of foreign exchange rates, revenues for the fourth quarter would have reflected an increase of 15% year over year to a record-breaking $49.1 million.

•	Non-GAAP operating income for the fourth quarter increased 5% to $7.4 million, compared to $7.0 million in the same period last year. On a constant currency basis, excluding the negative impact from the erosion of foreign exchange rates (mainly resulting from the devaluation of the Euro and Japanese Yen versus the U.S. Dollar), non-GAAP operating income would have reflected an increase of 12% year over year to $7.9 million. Operating income increased 22% to $5.0 million, compared to $4.1 million in the same period last year.

•	Non-GAAP net income decreased 2% to $5.6 million or $0.13 per fully diluted share, compared to $5.7 million or $0.13 per fully diluted share, in the same period last year. On a constant currency basis, excluding the negative impact from the erosion of foreign exchange rates (including the devaluation of cash balances denominated mainly in New Israeli Shekels, Euros, and Japanese Yen against the U.S. Dollar), non-GAAP net income would have reflected an increase of 7% year over year to $6.1 million or $0.14 per fully diluted share. Net income for the fourth quarter amounted to $3.7 million or $0.08 per fully diluted share, compared to $2.9 million or $0.07 per fully diluted share, in the same period last year.

Financial Highlights for the Full Year Ended December 31, 2015

•	Revenues for the twelve-month period of 2015 increased 7% to a record $176.0 million, compared to $164.3 million in the same period last year. Revenues were negatively impacted by the devaluation of the New Israeli Shekel, Euro and Japanese Yen against the U.S. Dollar by 9%, 17% and 13%, respectively. On a constant currency basis, excluding the negative impact from the erosion of foreign exchange rates, revenues for the twelve-month period of 2015 would have reflected an increase of 13% year over year to a record $185.0 million.

•	Non-GAAP operating income for 2015 increased 5% to $27.2 million, compared to $25.9 million in the same period last year. On a constant currency basis, excluding the negative impact from the erosion of foreign exchange rates (mainly resulting from the devaluation of the Euro and Japanese Yen versus the U.S. Dollar), non-GAAP operating income would have reflected an increase of 13% year over year to $29.2 million. Operating income for the twelve-month period of 2015 increased 3% to $21.4 million compared to $20.7 million in the same period last year.

•	Non-GAAP net income for the twelve-month period of 2015 increased 6% to $21.7 million or $0.49 per fully diluted share, compared to $20.5 million or $0.47 per fully diluted share in the same period last year. On a constant currency basis, excluding the negative impact from the erosion of foreign exchange rates (including the devaluation of cash balances denominated mainly in New Israeli Shekels, Euros, and Japanese Yen against the U.S. Dollar amounting to $0.9 million), non-GAAP net income would have reflected an increase of 21% year over year to $24.7 million or $0.56 per fully diluted share. Net income for the twelve-month period of 2015 increased 4% to $16.2 million or $0.36 per fully diluted share, compared to $15.5 million or $0.36 per fully diluted share in the same period last year.

•	Total cash, cash equivalents and short-term investments as of December 31, 2015, amounted to $77 million.

•	Operating cash flow for the year ended December 31, 2015 totaled $18.0 million.

Comments of Management

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said, “I’m very pleased to report our sixth consecutive year of record-breaking revenues and operating results. We achieved these excellent results despite the significant impact of the erosion of foreign currency exchange rates on our top and bottom line. We were able to exceed our guidance thanks to the strength of our portfolio and our global customer base.”

“Magic’s software solutions and services are becoming increasingly relevant during 2016 as businesses accelerate their digital transformation initiatives. We continue to invest in our products to enable our customers to innovate and increase competitiveness by mobilizing and optimizing business processes across backend systems and by modernizing existing business-critical applications. We remain committed to enhancing our portfolio with strategic acquisitions and are on track for another year of profitable solid growth,” added Bernstein.

Magic is providing the following guidance for its 2016 fiscal year:

Revenues between $191 million to $195 million for the full-year 2016, on a constant currency basis.

Conference Call Details

Magic’s Management will host an interactive conference today, February 17, at 10:00 am Eastern Standard Time (7:00 am Pacific Standard Time, 17:00 Israel Standard Time). On the call, management will discuss the results, and will also be available to answer investors’ questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

•	From North America: +1-888-407-2553

•	From UK: 0-800-917-5108

•	From Israel: 03-918-0610

•	All others: +972-3-918-0610

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Magic’s website.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expense;

•	Change in valuation of contingent consideration;

•	Litigation costs

•	The related tax effects of the above items

Magic Software’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company’s financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Stephanie Myara, PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands, except per share amounts

	Three months ended		Twelve months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited		Unaudited

Revenues	$47,856	$42,518	$176,030	$164,304
Gross profit	18,828	18,190	68,327	68,898
Operating income	7,373	7,023	27,172	25,881
Net income attributable to
Magic Software shareholders	5,633	5,737	21,742	20,454

Basic earnings per share	0.13	0.13	0.49	0.47
Diluted earnings per share	0.13	0.13	0.49	0.47

Summary of Pro-Forma Non-GAAP Financial Information on a Constant Currency Basis

U.S. Dollars in thousands, except per share amounts

	Three months ended		Twelve months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited		Unaudited

Revenues	$49,095	$42,518	$184,973	$164,304
Gross profit	19,733	18,190	73,408	68,898
Operating income	7,878	7,023	29,238	25,881
Net income attributable to
Magic Software shareholders	6,138	5,737	24,717	20,454

Basic earnings per share	0.14	0.13	0.56	0.47
Diluted earnings per share	0.14	0.13	0.56	0.47

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited		Unaudited
Revenues	$47,856	$42,518	$176,030	$164,304
Cost of Revenues	30,955	25,467	113,221	99,727
Gross profit	16,901	17,051	62,809	64,577
Research and development, net	1,163	1,226	4,888	4,750
Selling, marketing and general and
administrative expenses	10,765	11,751	36,487	39,101
Total operating costs and expenses	11,928	12,977	41,375	43,851
Operating income	4,973	4,074	21,434	20,726
Financial expenses, net	(96)	(840)	(685)	(1,786)
Other income, net	-	-	8	(67)
Income before taxes on income	4,877	3,234	20,757	18,873
Taxes on income	1,150	171	3,681	2,307
Net income	$3,727	$3,063	$17,076	$16,566
Change in redeemable non-controlling interests	9	(106)	(639)	(425)
Net income attributable to non-controlling interests	(58)	(21)	(239)	(621)
Net income attributable to Magic's shareholders	$3,678	$2,936	$16,198	$15,520

Net earnings per share
Basic	$0.08	$0.07	$0.37	$0.36
Diluted	$0.08	$0.07	$0.36	$0.36

Weighted average number of shares used in
computing net earnings per share

Basic	44,295	44,172	44,248	43,288
		.
Diluted	44,456	44,440	44,452	43,305

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
U.S. dollars in thousands (except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited		Unaudited

GAAP gross profit	$16,901	$17,051	$62,809	$64,577
Amortization of capitalized software	986	981	4,024	3,922
Amortization of other intangible assets	935	148	1,462	369
Stock-based compensation	6	10	32	30
Non-GAAP gross profit	$18,828	$18,190	$68,327	$68,898

GAAP operating income	$4,973	$4,074	$21,434	$20,726
Gross profit adjustments	1,927	1,139	5,518	4,321
Amortization of other intangible assets	1,072	988	3,742	3,629
Change in valuation of contingent consideration	-	131	22	(1,610)
Capitalization of software development	(1,032)	(1,021)	(4,086)	(4,267)
Litigation and other acquisition costs	341	1,553	341	1,553
Stock-based compensation	92	159	201	1,529
Non-GAAP operating income	$7,373	$7,023	$27,172	$25,881

GAAP net income attributable to Magic's shareholders	$3,678	$2,936	$16,198	$15,520
Operating income adjustments	2,400	2,949	5,738	5,155
Amortization expenses attributed to redeemable non-controlling interests	(262)	123	(381)	(149)
Deferred taxes on the above items	(183)	(271)	187	(72)
Non-GAAP net income attributable to Magic's shareholders	$5,633	$5,737	$21,742	$20,454

Non-GAAP basic net earnings per share	0.13	0.13	0.49	0.47
Weighted average number of shares used in
computing basic net earnings per share	44,295	44,172	44,248	43,288

Non-GAAP diluted net earnings per share	0.13	0.13	0.49	0.47
Weighted average number of shares used in
computing diluted net earnings per share	44,456	44,461	44,460	43,334

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2015	2014
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,188	$72,515
Short-term bank deposits	2,677	-
Available-for-sale marketable securities	11,819	11,915
Trade receivables, net	52,483	40,358
Other accounts receivable and prepaid expenses	7,665	3,973
Total current assets	136,832	128,761

LONG-TERM RECEIVABLES:
Severance pay fund	1,454	1,426
Deferred taxes and other long-term receivables	2,490	3,959
Total long-term receivables	3,944	5,385

PROPERTY AND EQUIPMENT, NET	2,296	2,005
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	96,883	88,033

TOTAL ASSETS	$239,955	$224,184

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$13	$2,853
Trade payables	6,032	3,861
Accrued expenses and other accounts payable	17,963	15,013
Deferred tax liabilities	888	760
Deferred revenues	4,628	3,431
Total current liabilities	29,524	25,918

NON-CURRENT LIABILITIES:
Long-term debt	3,257	490
Deferred taxes and other long-term liabilities	3,973	4,086
Liabilities due to acquisition activities	1,734	474
Accrued severance pay	2,616	2,562
Total non-current liabilities	11,580	7,612

REDEEMABLE NON-CONTROLLING INTEREST	5,745	2,930

EQUITY:
Magic Software Enterprises equity	191,008	185,065
Non-controlling interests	2,098	2,659
Total equity	193,106	187,724

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY	$239,955	$224,184